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                                                            OMB APPROVAL
                                                    --------------------------
--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* 2. Date of Event Requiring  4. Issuer Name and Ticker or            6. If Amendment, Date
                                            Statement                   Trading Symbol   CHICAGO BRIDGE         of Original
    WEDGE GROUP INCORPORATED                (Month/Day/Year)            & IRON COMPANY N.V.(NYSE: CBI)          (Month/Day/Year)
----------------------------------------                             ----------------------------------------
    (Last)     (First)     (Middle)        12/28/00                  5. Relationship of Reporting            -----------------------
                                         --------------------------     Person(s) to Issuer                  7. Individual or Joint/
    1415 LOUISIANA STREET                3. I.R.S. Identification       (Check all applicable)                  Group Filing (Check
----------------------------------------    Number of Reporting            Director    X  10% Owner             Applicable Line)
            (Street)                        Person, if an entity     -----           -----                          Form filed by
                                            (voluntary)                    Officer        Other (specify        --- One Reporting
    HOUSTON     TEXAS        77002                                   -----           -----      below)              Person
---------------------------------------- --------------------------  (give title below)                          X  Form filed by
    (City)      (State)      (Zip)                                                                              --- More than One
                                                                     ------------------------------                 Reporting Person

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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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1. Title of Security                     2. Amount of Securities     3. Ownership Form:                      4. Nature of Indirect
   (Instr. 4)                               Beneficially Owned          Direct (D) or                           Beneficial Ownership
                                            (Instr. 4)                  Indirect (I)                            (Instr. 5)
                                                                        (Instr. 5)
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   SHARE CAPITAL                            3,515,072(1)                      D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

                                                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
                                                        CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                                                        A CURRENTLY VALID OMB CONTROL NUMBER.


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

FORM 3 (CONTINUED)               TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                            (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security  2. Date            3. Title and Amount of         4. Conver-    5. Owner-   6. Nature of Indirect
   (Instr. 4)                       Exercisable and    Securities Underlying          sion or       ship        Beneficial Ownership
                                    Expiration Date    Derivative Security            Exercise      Form of     (Instr. 5)
                                    (Month/Day/        (Instr. 4)                     Price of      Deriv-
                                    Year)                                             Deri-         ative
                                                                                      vative        Security:
                                                                                      Security      Direct
                                 -------------------------------------------------                  (D) or
                                 Date      Expira-                       Amount or                  Indirect (I)
                                 Exercis-  tion             Title        Number                     (Instr. 5)
                                 able      Date                          of Shares

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Explanation of Responses:

(1)  On December 28, 2000, WGI Tyler, LLC ("WEDGE Sub"), a Delaware limited liability company which prior to its conversion into a Delaware limited liability company was WGI Tyler, Inc., a Delaware corporation, and wholly owned subsidiary of WEDGE
     Group Incorporated ("WEDGE"), a Delaware corporation, received 8,146,665 shares (the "Shares") of common stock (the
     "Common Stock"), par value NLG 0.01, of Chicago Bridge & Iron Company N.V. (the "Issuer"), a Netherlands company, in exchange for 65% of the ownership interest in Howe-Baker International, LLC. Subsequently, the Shares were transferred to
     WEDGE which transferred 4,453,333 shares of Common Stock to First Reserve Fund VIII, L.P. ("First Reserve"); 160,000
     shares to Mr. William H. White, and 18,260 shares to Mr. Ronald D. Brazzel. Simultaneously, Minefa Holdings B.V., a
     Netherlands company and also a subsidiary of WEDGE's ultimate parent company, transferred 400,000 shares of Common Stock it had purchased prior to one year before the date of this Form 3 to First Reserve. Shortly thereafter, the remaining
     3,515,072 shares of Common Stock (the "Remaining Shares") held by WEDGE were then transferred to its affiliate, WEDGE
     Holdings, Inc., a Delaware corporation, which transferred them to its affiliate, Farinvest, Ltd., a Cayman Islands company, which transferred them to its affiliate, Farinvest N.V., a Netherlands Antilles company, which transferred them to its affiliate, WEDGE Engineering B.V., a Netherlands company. At all times, the Remaining Shares were beneficially owned by Mr. Issam M. Fares.


                                                                             WEDGE GROUP INCORPORATED

                                                                             By: /s/ JAMES M. TIDWELL                  1/8/2001
                                                                                 ----------------------------------  ------------
                                                                                 **Signature of Reporting Person         Date
                                                                                 Name:  James M. Tidwell
                                                                                 Title: Vice-President


**      Intentional misstatements or omissions of facts constitute Federal
Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.





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                                 EXHIBIT INDEX



EXHIBIT NO.                       DESCRIPTION
-----------                       -----------

   99.1                     -- Joint Filer Information

   99.2                     -- Power of Attorney